# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NEW ROYAL HOLDCO I INC., CIK 0001071255
CUSIP: 381013101
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 535 MADISON AVENUE, 535 MADISON AVENUE, NEW YORK, New York (NY), 10022
Date of event which requires filing of this statement: 04/30/2026
Amends the filing with accession number 0000807249-25-000139
Filed by CIK 0000807249
Persons authorized to receive notices and communications: DAVID GOLDMAN, 191 MASON STREET, GREENWICH, Connecticut (CT), 06830, 914-921-5000

## Reporting persons
- GAMCO INVESTORS, INC. ET AL (CIK 0000807249): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GABELLI FUNDS LLC (CIK 0001081407): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GAMCO Asset Management Inc. (CIK 0001460612): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GABELLI & Co INVESTMENT ADVISERS, INC. (CIK 0000932724): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GABELLI FOUNDATION, INC.: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- MJG ASSOCIATES, INC.: type of reporting person: corporation (CO); citizenship or place of organization: Connecticut (CT); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Teton Advisors, Inc. (CIK 0001444874): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: Wyoming (WY); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GGCP, INC. (CIK 0001238894): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Wyoming (WY); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Associated Capital Group, Inc. (CIK 0001642122): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GABELLI MARIO J (CIK 0001185533): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: NEW ROYAL HOLDCO I INC.
Address of issuer's principal executive offices: 535 MADISON AVENUE, 535 MADISON AVENUE, NEW YORK, New York (NY), 10022

## Item 2. Identity and Background
Name of person filing: This statement is being filed by one or more of the following persons: GGCP, Inc. (GGCP), GGCP Holdings LLC (GGCP Holdings), GAMCO Investors, Inc. (GBL), Associated Capital Group, Inc. (AC), Gabelli Funds, LLC (Gabelli Funds), GAMCO Asset Management Inc. (GAMCO), Teton Advisors, LLC (Teton Advisors), Keeley-Teton Advisors, LLC (Keeley-Teton), Gabelli & Company Investment Advisers, Inc. (GCIA), Morgan Group Holding Co., (MGH), G.research, LLC (G.research), MJG Associates, Inc. (MJG Associates), Gabelli Securities International (Bermuda) Limited (GSIL), Gabelli Foundation, Inc. (Foundation), Mario Gabelli, LICT and CIBL. Those of the foregoing persons signing this Schedule 13D are hereinafter referred to as the Reporting Persons.
Residence or business address: GAMCO is a New York corporation and GBL and MGH are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. GGCP is a Wyoming corporation and AC and GCIA are Delaware corporations each having its principal business office 191 Mason Street, Greenwich, CT 06830. GGCP Holdings is a Delaware limited liability corporation having its principal business office at 191 Mason Street, Greenwich, CT 06830. G.research is a Delaware limited liability company having its principal officers at One Corporate Center, Rye, New York 10580. Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580. Teton Advisors is a Wyoming limited liability company having its principal place of business at 189 Mason Street, Greenwich, CT 06830. Keeley-Teton Advisors is a Delaware limited liability company having its principal place of business at 141 W. Jackson Blvd., Chicago, IL 60604. MJG Associates is a Connecticut corporation having its principal business office at 191 Mason Street, Greenwich, CT 06830. The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501. LICT is a Delaware corporation having its principal place of business as 401 Theodore Fremd Avenue, Rye, New York 10580. CIBL, Inc. is a Delaware corporation having its principal place of business as 165 West Liberty Street, Suite 220, Reno, NV 89501.
Present principal occupation or employment:
GGCP makes investments for its own account and is the manager and a member of GGCP Holdings which is the controlling shareholder of GBL and AC. GBL, a public company whose stock is quoted on the OTCQX platform, is the parent company for a variety of companies engaged in the securities business, including certain of those named below. AC, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including certain of those listed below.

GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended (Advisers Act). GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.

GCIA, a wholly owned subsidiary of AC, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies and other accounts. As a part of its business, GCIA may purchase or sell securities for its own account. GCIA or its relying advisers, act as a general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, L.P., Gabelli Associates Fund II, L.P., Gabelli Associates Limited, Gabelli Associates Limited II E, Gabelli Intermediate Credit Fund L.P., GAMA Select Plus Master Fund, Ltd., GAMCO Medical Opportunities L.P., and Gabelli Multimedia Partners, L.P.

G.research is a wholly owned subsidiary of MGH. G.research, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (1934 Act), which may as a part of its business purchase and sell securities for its own account.

Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which provides advisory services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value 25 Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The Gabelli Global Content & Connectivity Fund, The Gabelli Gold Fund, Inc., The Gabelli Multimedia Trust Inc., The Gabelli Global Rising Income & Dividend Fund, The Gabelli Capital Asset Fund, The Gabelli International Growth Fund, Inc., The Gabelli Global Growth Fund, The Gabelli Utility Trust, The Gabelli Utilities Fund, The Gabelli Dividend Growth Fund, The Gabelli Focused Growth and Income Fund, The Comstock Capital Value Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The GAMCO Global Gold, Natural Resources, & Income Trust, The GAMCO Natural Resources, Gold & Income Trust, The GDL Fund, Gabelli Enterprise Mergers & Acquisitions Fund, The Gabelli ESG Fund, Inc., The Gabelli International Small Cap Fund, The Gabelli Healthcare & Wellness Rx Trust, The Gabelli Global Small and Mid Cap Value Trust, Gabelli Merger Plus+ Trust Plc, The Gabelli Global Financial Services Fund, The Gabelli Global Mini Mites Fund, The Gabelli Media Mogul Fund, The Gabelli Pet Parents Fund, Keeley Small Cap Fund, The Gabelli U.S. Treasury Money Market Fund, Bancroft Fund Ltd. and Ellsworth Growth & Income Fund Ltd., Gabelli Growth Innovators ETF, Gabelli Love Our Planet & People ETF, Gabelli Automation ETF, Gabelli Commercial Aerospace & Defense ETF, Gabelli Financial Services Opportunities ETF (collectively, the Funds), which are registered investment companies. Gabelli Funds is also the investment adviser to The GAMCO International SICAV (sub-funds GAMCO Merger Arbitrage and GAMCO All Cap Value), a UCITS III vehicle.

Teton Advisors, an investment adviser registered under the Advisers Act, provides discretionary advisory services to The TETON Westwood Mighty Mites Fund, The Teton Westwood Balanced Fund, and The TETON Westwood Equity Fund. The TETON Westwood Mighty Mites Fund is sub-advised by Gabelli Funds, and their holdings are included in this filing.

Keeley-Teton, an investment adviser registered under the Advisers Act, provides discretionary advisory services to The TETON Convertible Securities Fund and their holding are included in this filing.

MJG Associates provides advisory services to private investment partnerships and offshore funds. Mario Gabelli is the sole shareholder, director and employee of MJG Associates. MJG Associates is the Investment Manager of Gabelli International Limited and Gabelli Fund, LDC. Mario J. Gabelli is the general partner of Gabelli Performance Partnership, LP.
The Foundation is a private foundation. Mario Gabelli is the Chairman, a Trustee and the Investment Manager of the Foundation. Elisa M. Wilson is the President of the Foundation.
LICT is a holding company with operating subsidiaries engaged primarily in the rural telephone industry. LICT actively pursues new business ventures and acquisitions. LICT makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is the Chief Executive Officer, a director, and substantial shareholder of LICT.

CIBL is a holding company with interest in telecommunications operations, primarily in the rural telephone industry. CIBL actively pursues new business ventures and acquisitions. CIBL makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is a director, and substantial shareholder of CIBL.

Mario Gabelli is the controlling stockholder, co-Chief Executive Officer and a director of GGCP and Chairman and Chief Executive Officer of GBL. He is the Executive Chairman of AC. Mario Gabelli is also a member of GGCP Holdings. Mario Gabelli is the controlling shareholder of MGH and indirectly of Teton Advisors and Keeley-Teton Advisors.
Criminal convictions in the last five years: Not applicable.
Civil proceedings (securities laws) in the last five years: Not applicable.
Citizenship: United States

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As a result of the completion of the acquisition of the Issuer by VICI Properties, Inc., the Reporting Persons no longer have beneficial ownership of any of the Issuer's shares.
Transactions in the class effected during the past sixty days:
Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth below:

DATE SHARES PURCHASED PRICE
/SOLD

ASSOCIATED CAPITAL GROUP, INC.
4/30/2026 -14,049 *DO

GABELLI & COMPANY INVESTMENT ADVISERS, INC
GABELLI ASSOCIATES FUND
4/30/2026 -11,526 *DO
3/11/2026 200 27.7441
3/5/2026 524 28.5991
GABELLI ASSOCIATES FUND
4/30/2026 -39,206 *DO
3/11/2026 1,000 27.7441
3/5/2026 839 28.5991
GABELLI ASSOCIATES LIMITED II E
4/27/2026 -2,573 28.5008
4/24/2026 -2,233 28.3826
4/23/2026 -3,100 28.2902
4/22/2026 -1,100 28.0988
4/21/2026 -1,100 28.3964
4/17/2026 -2,600 28.4737
4/16/2026 -2,300 28.1197
4/13/2026 -2,600 28.0032
4/10/2026 -400 27.9916
4/9/2026 -2,600 27.9820
4/8/2026 -2,600 27.5657
4/7/2026 -300 27.2820
3/19/2026 -1,000 27.2248
3/11/2026 450 27.7441
3/5/2026 1,001 28.5991
GABELLI ASSOCIATES LIMITED
4/27/2026 -6,909 28.5008
4/24/2026 -6,256 28.3826
4/23/2026 -8,600 28.2902
4/22/2026 -2,900 28.0988
4/21/2026 -2,900 28.3964
4/17/2026 -7,100 28.4737
4/16/2026 -6,400 28.1197
4/13/2026 -7,200 28.0032
4/10/2026 -1,000 27.9916
4/9/2026 -7,000 27.9820
4/8/2026 -7,100 27.5657
4/7/2026 -3,100 27.2820
4/6/2026 -3,200 27.1386
3/19/2026 -3,200 27.2248
3/11/2026 1,650 27.7441
3/5/2026 2,636 28.5991
GABELLI MULTIMEDIA PARTNERS, LP
4/30/2026 -7,300 *DO

GABELLI FOUNDATION, INC.
4/30/2026 -40,000 *DO

GABELLI FUNDS, LLC
GABELLI ABC FUND
4/30/2026 -23,000 *DO
GAMCO ACV SICAV
4/30/2026 -1,700 *DO
COMSTOCK CAPITAL VALUE FUND
4/30/2026 -2,000 *DO
GABELLI ENTERPRISE M&A FUND
4/30/2026 -5,000 *DO
GABELLI MERCHANT PARTNERS PLC
4/27/2026 -1,142 28.5008
4/24/2026 -864 28.3826
4/23/2026 -1,300 28.2902
4/22/2026 -400 28.0988
4/21/2026 -400 28.3964
4/17/2026 -1,100 28.4737
4/16/2026 -1,000 28.1197
4/13/2026 -1,100 28.0032
4/10/2026 -100 27.9916
4/9/2026 -1,100 27.9820
4/8/2026 -1,100 27.5657
4/7/2026 -400 27.2820
4/6/2026 -700 27.1386
3/19/2026 -400 27.2248
3/11/2026 550 27.7441
GAMCO MERGER ARBITRAGE UCITS
4/27/2026 -14,186 28.5008
4/24/2026 -10,647 28.3826
4/23/2026 -17,000 28.2902
4/22/2026 -5,600 28.0988
4/21/2026 -5,600 28.3964
4/17/2026 -14,200 28.4737
4/16/2026 -15,300 28.1197
4/13/2026 -14,100 28.0032
4/10/2026 -2,581 27.9916
4/9/2026 -14,300 27.9820
4/8/2026 -14,200 27.5657
4/7/2026 -6,200 27.2820
4/6/2026 -6,100 27.1386
3/19/2026 -5,400 27.2248
3/11/2026 6,150 27.7441
GDL FUND
4/30/2026 -36,000 *DO
GABELLI DIVIDEND & INCOME TRUST
4/30/2026 -27,000 *DO
GABELLI MULTIMEDIA TRUST
4/30/2026 -25,000 *DO
GABELLI GLOBAL SMALL & MIDCAP VALUE TRUST
4/30/2026 -20,000 *DO
GABELLI SMALL CAP GROWTH FUND
4/30/2026 -134,000 *DO

GAMCO ASSET MANAGEMENT INC.
4/30/2026 -1,030,762 *DO
4/14/2026 -100 28.2330
4/13/2026 -1,200 28.0000
4/1/2026 -2,200 26.8309
3/17/2026 500 27.9376
3/5/2026 5,000 28.6800

GGCP, INC.
4/30/2026 -8,000 *DO

MJG ASSOCIATES, INC.
GABELLI INTERNATIONAL LIMITED
4/30/2026 -2,000 *DO
GABELLI FUND, LDC
4/30/2026 -1,900 *DO

MARIO J. GABELLI
4/30/2026 -10,200 *DO
3/17/2026 300 27.7500

TETON ADVISORS, INC.
TETON WESTWOOD MIGHTY MITES FUND
4/30/2026 -50,000 *DO

THE TRANSACTIONS ON 4/30/2026 ARE A RESULT OF THE
COMPLETION OF THE ACQUISITION OF THE ISSUER BY
VICI PROPERTIES IN WHICH THE ISSUER'S SHARE-
HOLDERS RECEIVED 0.902 VICI SHARES FOR EACH SHARE
OF THE ISSUER HELD.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be beneficial owners of 5% or more of the Issuer's common stock on April 30, 2026.

## Signatures
- GAMCO INVESTORS, INC. ET AL: PETER D. GOLDSTEIN, CHIEF LEGAL OFFICER (05/04/2026)
- GABELLI FUNDS LLC: DAVID GOLDMAN, GENERAL COUNSEL (05/04/2026)
- GAMCO Asset Management Inc.: DOUGLAS R. JAMIESON, PRESIDENT (05/04/2026)
- GABELLI & Co INVESTMENT ADVISERS, INC.: DOUGLAS R. JAMIESON, PRESIDENT (05/04/2026)
- GABELLI FOUNDATION, INC.: DAVID GOLDMAN, ATTORNEY-IN-FACT (05/04/2026)
- MJG ASSOCIATES, INC.: DAVID GOLDMAN, ATTORNEY-IN-FACT (05/04/2026)
- Teton Advisors, Inc.: DAVID GOLDMAN, COUNSEL (05/04/2026)
- GGCP, INC.: DAVID GOLDMAN, ATTORNEY-IN-FACT (05/04/2026)
- Associated Capital Group, Inc.: PETER D. GOLDSTEIN, CHIEF LEGAL OFFICER (05/04/2026)
- GABELLI MARIO J: DAVID GOLDMAN, ATTORNEY-IN-FACT (05/04/2026)